FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒           Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes             ☐            No              ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes             ☐            No              ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes             ☐            No              ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Press Release dated October 27, 2004, entitled, “Repsol YPF Approves Antonio Brufau as Chairman.”

Press Release

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid 27 October 2004

Nº of pages.: 3

REPSOL YPF APPROVES ANTONIO BRUFAU AS CHAIRMAN

•             Alfonso Cortina voluntarily offered his resignation, with the objective of facilitating the beginning of a new era for the Spanish-Argentine multinational.

•             The Repsol YPF Board qualified very positively Cortina’s period as chairman as “eight years of efficient management,” that have allowed “the generation of growth and profitability necessary to consolidate the company as a truly multinational company, and one of the best petroleum companies in the world.”

Repsol YPF´s Board of Directors approved today the appointment of Antonio Brufau as Chairman of the Company, substituting Alfonso Cortina.

This management change responds to a strictly business decision, and which is part of a strategy to strengthen the Company´s position in international markets, to meet new demands in the energy sector, and to provide a solid base for future growth in all markets.

Antonio Brufau has ample experience in the energy sector, and brings with him the knowledge and experience which the Board Members of Repsol YPF have valued as being ideal for carrying out the responsibility as the Company´s Executive Chairman in this new period. In 1996 he was named member of Repsol YPF´s Board of Directors, and currently is also a member of Repsol YPF´s Audit and Control Commission.

In 1989, Antonio Brufau was named to the board of Gas Natural SDG and member of its executive commission, where he designed and actively participated in the 1992 merger of Catalana de Gas and Gas Madrid, that resulted in the creation of the gas group. Later, in 1997, he was named chairman of Grupo Gas Natural SDG.

As a result of his being named Executive Chairman of Repsol YPF, entity where he will fully dedicate his activities, Antonio Brufau announced his commitment to resign all positions that he holds representing “la Caixa.”

RECOGNITION OF MANAGEMENT

The Repsol YPF Board of Directors unanimously thanked Alfonso Cortina for his management of the company since 1996. The First Vice-Chairman of the Company, and Chairman of “la Caixa”, Ricardo Fornesa, qualified very positively Cortina´s period as Chairman as “excellent” and highlighted “the growth and profitability that has been reached in these last eight years” and which has converted Repsol YPF into “truly a multinational company and one of the best petroleum companies in the world.”

For his part, the BBVA representative, who abstained from the vote as “la Caixa” is a direct competitor in Spain, reiterated the excellent management of Alfonso Cortina, as well the relationship bewteen the two institutions. BBVA did not oppose the nameing of the new Chairman give the experience and knowledge of Antonio Brufau in the sector.

As a consequence of this, the Board approved naming Alfonso Cortina as Chairman of the Repsol YPF Foundation, and changing the name of Repsol YPF´s Technology Center in Mostoles to the Alfonso Cortina Technology Center.

COMMITTED TO ARGENTINA

Following his appointment, Antonio Brufau expressed his thanks to Alfonso Cortina for his management, who as Chairman of Repsol YPF led the company in the operation that integrated the Argentine petroleum company YPF, and which allowed the Group to acquire weight on an international level, and noted that under Cortina´s management Repsol YPF passed from being a refining and marketing company in Spain, to the eigth largest integrated private petroleum company in the world with a production of 1.2 million barrels of oil per day.

Antonio Brufau reiterated his “fullest confidence” and the “firm business commitment” of Repsol YPF with Argentina, and highlighted the “willingness of the company to seek a level of understanding with the Argentina Government.”

At the same time, Brufau also noted that under the chairmanship of Alfonso Cortina, “Repsol YPF was able to multiply by three times its profitability and by five times its revenues.” Furthermore, the new Chairman expressed his confidence in the team of professionals that work at the Company.

Antonio Brufau is 56 years old, and has a degree in Economics from the University of Barcelona. He began his professional career at Arthur Andersen, where he worked as a Director in Auditing. In 1988 he incorporated into “la Caixa” as Deputy Director General. From 1991 to 1999 he was Executive Deputy Director General for the financial entity, and since 1997, he has been the chairman of Grupo Gas Natural. In January 1999 he was named Director General for Grupo “la Caixa”.

In his long business career, Antonio Brufau has been a member of various company boards, including those of Suez, Enagás, Abertis, Aguas de Barcelona, Colonial and Caixa Holding, as well as at CaixaBank France and CaixaBank Andorra. In July 2002 he was named chairman of Barcelona´s Círculo de Economía, and since March 2003 he is the only Spanish member of the Executive Committee of the International Commerce Committee (ICC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	October 28, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer